Exhibit 8.1

List of Principal Subsidiaries and Consolidated Variable Interest Entities

Subsidiaries	Jurisdiction of Organization
Jumei Hongkong Limited	Hong Kong
Jumei Hongkong Holding Limited	Hong Kong
Beijing Silvia Technology Service Co., Ltd.	PRC
Shanghai Jumeiyoupin Technology Co., Ltd.	PRC
Chengdu Jumeiyoupin Science and Technology Co., Ltd.	PRC
Tianjin Cyril Information Technology Co., Ltd.	PRC
Tianjin Qianmei International Trading Co., Ltd.	PRC
Tianjin Jumeiyoupin Technology Co., Ltd.	PRC
Zhengzhou Venus Information Technology Co., Ltd.	PRC
Suzhou Jumeiyoupin Technology Co., Ltd.	PRC
Consolidated Variable Interest Entities
Reemake Media Co., Ltd.	PRC